SECU 02021766 OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 0 1 2002

f 5/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8867 Major Run
(No. and Street)

Indianapolis (City) IN (State) 46256 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Whittlesey (317)594-0023
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeremiah Lockett
(Name — *if individual, state last, first, middle name*)

5555 N. Tacoma, Suite 207 (Address) Indianapolis (City) IN (State) 46220 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
p JUN 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Stan Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANGELA M. BENNETT
Marion County
My Commission Expires
December 7, 2007

NOTARY SEAL STATE OF INDIANA

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Total Ownership Equity from Statement of Financial Condition	
Total Ownership Equity Qualified for Net Capital	22,388.00
Deductions and/or charges (nonallowables)	4,050.00
Net Capital before haircuts on securities positions	18,338.00
Net Capital	18,338.00

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	94.00
Minimum dollar net capital requirment of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000.00
Net capital requirement	5,000.00
Excess net capital	13,338.00
Excess net capital at 1000%	18,111.00